SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                 AMENDMENT NO. 3
                                       ON
                                   FORM U-1/A

                                   APPLICATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                               AGL RESOURCES INC.
                            ATLANTA GAS LIGHT COMPANY
                           303 Peachtree Street, N.E.
                             Atlanta, Georgia  30308
             (Name of company or companies filing this statement and
                     address of principal executive offices)



                               AGL RESOURCES INC.
                            ATLANTA GAS LIGHT COMPANY
                         c/o James S. Thomas, Jr., Esq.
                            ATLANTA GAS LIGHT COMPANY
                           303 Peachtree Street, N.E.
                             Atlanta, Georgia  30308
                           Telephone:  (404) 584-4000
                   (Names and addresses of agents for service)


                                   Copies to:

James M. Cotter, Esq.                     Michael P. Graney, Esq.
Simpson Thacher & Bartlett                Mark S. Tibberts, Esq.
425 Lexington Avenue                      Simpson Thacher & Bartlett
New York, New York  10017                 1 Riverside Plaza, 9th Flo
Telephone:  (212) 455-2000                Columbus, Ohio  43215
                                          Telephone:  (614) 461-7799

                 This Amendment No. 3 on Form U-1/A to the Application on

Form U-1, File No. 70-8749 (the "Application"), of AGL Resources Inc. ("Holding

Company") and Atlanta Gas Light Company ("AGL") is being filed for the purpose of amending Item 3 and Item 4 of the Application to the extent set forth below.


Item 3.  Applicable Statutory Provisions.

1)               Section A of Item 3 is amended by deleting subsection 3

thereof in its entirety and substituting therefore the following on pages 17 and 18 of the Application:



                          *         *         *



                         3.      Section 10(f)

                         Section 10(f) provides that

                         The Commission shall not approve any acquisition . . . under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11 .
                         . . .

                         The Restructuring is conditioned on full compliance with the laws of Georgia. AGL has filed an application with the GPSC, a copy of which is filed as Exhibit D-1 hereto; and in response to that application, on February 16, 1996, the GPSC issued an order approving the Restructuring (the "GPSC Order"), a copy of which is filed as Exhibit D-2 hereto. Finally, the Restructuring will be consummated in compliance with other applicable Georgia law. The approval of the TPSC is not required under Tennessee law for the Restructuring to be consummated.


                          *         *         *

2)               Section B of Item 3 is hereby amended by adding the following sentence to the end of the first paragraph thereof on page 18 of the

Application:

                          *         *         *

        B.      The Exemptions under Sections 3(a)(1) and 3(a)(2)

                          *         *         *

        If the Commission grants its approval of the Restructuring and the requested exemptions under the 1935 Act to Holding Company and AGL, Holding Company and AGL shall jointly file with the Commission on or before March 1st of each year a statement containing substantially the same information that, in the absence of such exemptions granted by order of the Commission, each would have been required to provide on Form U-3A-2 pursuant to Rule 2.

                          *         *         *



3)               Section B.1. of Item 3 is hereby amended by adding the

following to the end of the second paragraph thereof on page 19 of the

Application (immediately following the table located in such paragraph):



                          *         *         *

                         1.      Section 3(a)(1): Holding Company's Exemption

                          *         *         *

        The Restructuring would not affect the utility operations of AGL or Chattanooga or the financial statements of either company. Consequently, Chattanooga would not, as a result of the Restructuring, account for a larger percentage of Holding Company's consolidated utility assets, operating revenues or pre-tax operating income than the percentages of AGL's consolidated utility assets, operating revenues or pre-tax operating income that Chattanooga would account for if the Restructuring were not effected.

                          *         *         *



4)               Section B.1. of Item 3 is hereby further amended by adding the following paragraphs after the end of the last paragraph thereof on page 21 of the Application:

                          *         *         *

                         On February 16, 1996, the GPSC Order was issued approving the Restructuring. A copy of the GPSC Order is filed as Exhibit D-2 hereto. In the GPSC Order, the GPSC found that the grant of AGL's application for approval of the Restructuring is in the public interest. See GPSC Order at
        p. 4. The GPSC Order provides (i) that the books and records of AGL, Holding Company and its subsidiaries "shall be open to inspection and audit by the staff of [the GPSC] with respect to transactions between [AGL] and said affiliates" and (ii) "that jurisdiction by [the GPSC] over [AGL] in its operations as a public utility will continue following consummation of the Plan of Restructuring." Id. at 5.

                         TPSC approval of the Restructuring is not required. However, if the Commission grants its approval of the Restructuring and the exemptions requested in this Application, the books and records of Chattanooga, Holding Company and its subsidiaries shall after the Restructuring be made open to inspection and audit by the TPSC with respect to transactions between Chattanooga and Holding Company or its subsidiaries.

                          *         *         *



Item 4.  Regulatory Approval.

                 Item 4 is hereby amended by deleting the paragraph contained therein on page 22 of the Application in its entirety and substituting therefore the following:

                          *         *         *


                         The Restructuring requires the approval of the GPSC.
        A copy of the application to the GPSC is filed as Exhibit D-1 hereto, and a copy of the GPSC Order, which approved the Restructuring in response to that application, is filed as Exhibit D-2 hereto. No other state or federal commission, including the TPSC, has jurisdiction over the Restructuring.

                          *         *         *

                                   SIGNATURES

                 Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                                AGL RESOURCES, INC.



Date:  March 5, 1996            By:   /s/ David R. Jones
                                          David R. Jones
                                President and Chief Executive Officer
                                (Signature and printed name and title
                                of signing officer)



                                ATLANTA GAS LIGHT COMPANY



Date:  March 5, 1996            By:   /s/ David R. Jones
                                          David R. Jones
                               President and Chief Executive Officer
                               (Signature and printed name and title
                               of signing officer)